SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)†

The Lovesac Company
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

54738L 109
(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	This Schedule 13D amendment constitutes an exit filing with respect to Mistral Equity Partners, LP.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,754(1)
	8	Shared Voting Power 974,166(2)
	9	Sole Dispositive Power 200,754(1)
	10	Shared Dispositive Power 974,166(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,920(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 8.00%(3)
14	Type of Reporting Person IN

(1)	Includes (i) 8,203 shares of common stock underlying restricted stock units received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,830 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.
(2)	Includes shares of Common Stock held by: (i) Mistral Equity Partners, LP (727,038 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (198,018 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (49,110 shares), which is an entity controlled by Mr. Heyer.
(3)	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Equity Partners, LP
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 727,038
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 727,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 727,038
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 4.95%(1)
14	Type of Reporting Person OO

(1)	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 8 (this “Amendment No. 8”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018, Amendment No. 2 filed with the SEC on June 3, 2019, Amendment No. 3 filed with the SEC on December 23, 2019, Amendment No. 4 filed with the SEC on July 23, 2019, Amendment No. 5 filed with the SEC on October 21, 2020, Amendment No. 6 filed with the SEC on December 14, 2020, and Amendment No. 7 (“Amendment No. 7”) filed with the SEC on January 11, 2020, the “Schedule 13D”) is being filed by Andrew R. Heyer and Mistral Equity Partners, LP and constitutes an exit filing with respect to Mistral Equity Partners, LP.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1:	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 8.

Item 2:	Identity and Background

The information regarding the Reporting Persons contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 8.

Item 3:	Source and Amount of Funds or Other Consideration

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 8.

Item 4:	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On January 11, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 31,939 shares of the Issuer’s common stock at a weighted average price of $48.60 per share. The shares were sold at prices ranging from $47.84 to $48.83, inclusive.

●	an aggregate of 36,657 shares of the Issuer’s common stock at a weighted average price of $49.05 per share. The shares were sold at prices ranging from $48.84 to $49.83, inclusive.

●	an aggregate of 7,979 shares of the Issuer’s common stock at a weighted average price of $49.86 per share. The shares were sold at prices ranging from $49.84 to $50.83, inclusive.

●	an aggregate of 1,106 shares of the Issuer’s common stock at a weighted average price of $50.86 per share. The shares were sold at prices ranging from $50.84 to $51.42, inclusive.

On January 11, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 8,490 shares of the Issuer’s common stock at a weighted average price of $48.60 per share. The shares were sold at prices ranging from $47.84 to $48.83, inclusive.

●	an aggregate of 9,744 shares of the Issuer’s common stock at a weighted average price of $49.05 per share. The shares were sold at prices ranging from $48.84 to $49.83, inclusive.

●	an aggregate of 2,121 shares of the Issuer’s common stock at a weighted average price of $49.86 per share. The shares were sold at prices ranging from $49.84 to $50.83, inclusive.

●	an aggregate of 294 shares of the Issuer’s common stock at a weighted average price of $50.86 per share. The shares were sold at prices ranging from $50.84 to $51.42, inclusive.

On January 14, 2020, Mistral Equity Partners, LP instructed its broker to complete a pro rata distribution of 301,246 shares of the Issuer’s common stock to its members.

On January 14, 2020, Mistral Equity Partners QP, LP instructed its broker to complete a pro rata distribution of 81,726 shares of the Issuer’s common stock to its members.

On January 15, 2021, Mistral Equity Partners, LP, Mistral Equity Partners QP, LP, and MEP Co-Invest, LLC entered into a Rule 10b5-1 Sales Plan (the “January 2021 10b5-1 Plan”) with Stifel. Pursuant to the January 2021 10b5-1 Plan, Stifel may sell up to an aggregate of 400,000 shares of the Issuer’s common stock owned by such entities, subject to the satisfaction of certain conditions, including, among others, minimum trading prices. The January 2021 10b5-1 Plan will terminate on the earlier of the date on which all of the shares to be sold under the January 2021 10b5-1 Plan are sold or the date the January 2021 10b5-1 Plan is otherwise terminated.

On January 15, 2021, Mistral Equity Partners, LP sold an aggregate of 2,640 shares of the Issuer’s common stock at a weighted average price of $50.02 per share. The shares were sold at prices ranging from $50.00 to $50.08, inclusive.

On January 15, 2021, Mistral Equity Partners QP, LP sold an aggregate of 702 shares of the Issuer’s common stock at a weighted average price of $50.02 per share. The shares were sold at prices ranging from $50.00 to $50.08, inclusive.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby further amended to amend and restate the descriptions of the sales that occurred between December 23, 2020 through January 8, 2021 described in Amendment No. 7 as follows:

On December 23, 2020, Mistral Equity Partners, LP sold an aggregate of 8,593 shares of the Issuer’s common stock at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.05 to $45.26, inclusive.

On December 23, 2020, Mistral Equity Partners QP, LP sold an aggregate of 2,284 shares of the Issuer’s common stock at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.05 to $45.26, inclusive.

On December 24, 2020, Mistral Equity Partners, LP sold an aggregate of 5,300 shares of the Issuer’s common stock at a weighted average price of $45.17 per share. The shares were sold at prices ranging from $45.06 to $45.33, inclusive.

On December 24, 2020, Mistral Equity Partners QP, LP sold an aggregate of 1,325 shares of the Issuer’s common stock at a weighted average price of $45.17 per share. The shares were sold at prices ranging from $45.06 to $45.33, inclusive.

On December 28, 2020, Mistral Equity Partners, LP sold an aggregate of 237 shares of the Issuer’s common stock at a weighted average price of $44.13 per share. The shares were sold at prices ranging from $44.01 to $44.23, inclusive.

On December 28, 2020, Mistral Equity Partners QP, LP sold an aggregate of 63 shares of the Issuer’s common stock at a weighted average price of $44.13 per share. The shares were sold at prices ranging from $44.01 to $44.23, inclusive.

On December 29, 2020, Mistral Equity Partners, LP sold an aggregate of 333 shares of the Issuer’s common stock at a weighted average price of $44.02 per share. The shares were sold at prices ranging from $44.00 to $44.02, inclusive.

On December 29, 2020, Mistral Equity Partners QP, LP sold an aggregate of 89 shares of the Issuer’s common stock at a weighted average price of $44.02 per share. The shares were sold at prices ranging from $44.00 to $44.02, inclusive.

On December 30, 2020, Mistral Equity Partners, LP sold:

●	an aggregate of 24,038 shares of the Issuer’s common stock at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 7,189 shares of the Issuer’s common stock at a weighted average price of $44.67 per share. The shares were sold at prices ranging from $44.12 to $45.99, inclusive.

On December 30, 2020, Mistral Equity Partners QP, LP sold:

●	an aggregate of 6,390 shares of the Issuer’s common stock at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 1,911 shares of the Issuer’s common stock at a weighted average price of $44.67 per share. The shares were sold at prices ranging from $44.12 to $45.99, inclusive.

On January 6, 2021, Mistral Equity Partners, LP sold an aggregate of 4,108 shares of the Issuer’s common stock at a weighted average price of $45.25 per share. The shares were sold at prices ranging from $45.00 to $45.67, inclusive.

On January 6, 2021, Mistral Equity Partners QP, LP sold an aggregate of 1,092 shares of the Issuer’s common stock at a weighted average price of $45.25 per share. The shares were sold at prices ranging from $45.00 to $45.67, inclusive.

On January 7, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 7,900 shares of the Issuer’s common stock at a weighted average price of $45.02 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 10,874 shares of the Issuer’s common stock at a weighted average price of $46.33 per share. The shares were sold at prices ranging from $45.77 to $46.76, inclusive.

●	an aggregate of 11,246 shares of the Issuer’s common stock at a weighted average price of $47.15 per share. The shares were sold at prices ranging from $46.77 to $47.79, inclusive.

On January 7, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 2,100 shares of the Issuer’s common stock at a weighted average price of $45.02 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 2,890 shares of the Issuer’s common stock at a weighted average price of $46.33 per share. The shares were sold at prices ranging from $45.77 to $46.76, inclusive.

●	an aggregate of 2,990 shares of the Issuer’s common stock at a weighted average price of $47.15 per share. The shares were sold at prices ranging from $46.77 to $47.79, inclusive.

On January 8, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 11,692 shares of the Issuer’s common stock at a weighted average price of $47.36 per share. The shares were sold at prices ranging from $47.25 to $47.80, inclusive.

●	an aggregate of 237 shares of the Issuer’s common stock at a weighted average price of $48.86 per share. The shares were sold at prices ranging from $48.85 to $48.89, inclusive.

●	an aggregate of 15,721 shares of the Issuer’s common stock at a weighted average price of $46.48 per share. The shares were sold at prices ranging from $46.11 to $46.73, inclusive.

On January 8, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 3,108 shares of the Issuer’s common stock at a weighted average price of $47.36 per share. The shares were sold at prices ranging from $47.25 to $47.80, inclusive.

●	an aggregate of 63 shares of the Issuer’s common stock at a weighted average price of $48.86 per share. The shares were sold at prices ranging from $48.85 to $48.89, inclusive.

●	an aggregate of 4,179 shares of the Issuer’s common stock at a weighted average price of $46.48 per share. The shares were sold at prices ranging from $46.11 to $46.73, inclusive.

The Reporting Persons undertake to provide, upon request, full information regarding the number of shares sold at each separate price within each range to the staff of the U.S. Securities and Exchange Commission.

Item 5:	Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer(1)	200,754	(1)	974,166	(2)	1,174,920	8.00%
Mistral Equity Partners, LP	-		727,038		727,038	4.95%

+	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

(1)	Includes (i) 8,203 shares of common stock underlying restricted stock units received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,830 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.

(2)	Includes shares of Common Stock of the Issuer held by: (i) Mistral Equity Partners, LP (727,038 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (198,018 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (49,110 shares), which is an entity controlled by Mr. Heyer.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

The description of the January 2021 10b5-1 Plan and the January 2021 distribution instruction disclosed in Item 4 is hereby incorporated by reference into this Item 6.

Item 7:	Material to be Filed as Exhibits.

The information regarding the Reporting Persons contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 8.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 19, 2021

ANDREW R. HEYER

/s/ Andrew R. Heyer

Mistral Equity Partners, LP

By: Mistral Equity GP, LLC, its general partner

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Chief Executive Officer